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Exhibit 1

DURBAN ROODEPOORT DEEP, LIMITED Incorporated in the Republic of South Africa Registration number: 1895/000926106 ABRN: 086 277 516

12 May, 2004

Dear Emperor Shareholder

As you are aware, DRD has announced a takeover bid for Emperor, and is offering you one DRD share for every five of your Emperor shares. By now, you should have received DRD's Bidder's Statement and Emperor's Target's Statement (including an Independent Expert's Report).

We believe the Independent Expert over-values Emperor. We do not agree with its valuation of Emperor shares at $1.00–$1.32 per share (mid-point of $1.16). We have conducted due diligence on Emperor's assets both before and after announcing the offer and nothing we have seen supports a value in this range.

The Independent Expert acknowledges that its valuation of Emperor is significantly higher than the 67 cents per share at which Emperor was trading immediately prior to DRD's announcement of its takeover offer. The Independent Expert attributes this to two factors: a control premium, and a "gold discount".

At the time of announcement, DRD's offer represented a 32% premium to the price at which Emperor shares were trading. As we stated in the Bidder's Statement, we believe that a takeover premium of 32% is attractive. The Independent Expert agrees, stating that an appropriate premium for control for Emperor would be in the range of 30% to 35%.

The Independent Expert states that the remaining difference between the market's and the independent expert's valuation of Emperor is "due to [a] history of under delivery on targets. As such the share market price incorporates a discount rather than a gold premium"(1). DRD does not believe the market mis-prices stocks to this extent. We do not accept that there is some sort of "gold discount" applied by the market which accounts for the remaining 41% gap between Emperor's trading price at the time of announcement and the Independent Expert's mid-point valuation.

The market does not appear to believe the Independent Expert's valuation range either. Since the announcement of DRD's offer, the Emperor share price has traded in line with DRD's implied offer and has not adjusted to reflect the Independent Expert's valuation range.

In arriving at its valuation of Emperor, the Independent Expert has outlined its methodology. DRD does not agree with the methodology used by the Independent Expert in valuing Emperor. Our main areas of disagreement are:

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  In its valuation of Emperor, the Independent Expert has included a terminal value reflecting production from the Vatukoula mine after 2015. DRD does not agree with this treatment, and would not use it to value Emperor or any other pure mining asset given the forecasts to 2015 already assume production of 100% of reserves and 70% of resources. We have calculated that excluding the terminal value calculation reduces the Independent Expert's mid-point valuation by 27 to 33 cents per Emperor share.

(1)
Deloitte., Emperor Mines Limited: Independent Expert's Report—22 April 2004, contained in Annexure A of Emperor's Target's Statement dated 27 April 2004, page 78.

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  The Independent Expert has assumed in its valuation that Emperor hedges 50% of its gold production going forward. We are not aware of any commitment by Emperor to enter into such an arrangement. Therefore, we do not understand why it has been included in the valuation. We have calculated that excluding the hedging assumption reduces the Independent Expert's mid-point valuation by 20 to 25 cents per Emperor share.

DRD is of the opinion that short term funding is an important issue for Emperor, and that Emperor's cash position needs to be closely monitored, due to the current volatility of the gold price and the historical underperformance of the Vatukoula mine. As Emperor noted in its Target's Statement, "Mining....... is an inherently variable business; were production or grade to be lower than planned, cash resources could fall and the cash buffer level [of $5 million required under the long term ANZ facility] might not be maintained."

Nevertheless, we remain committed to our offer for your Emperor shares. To that end, DRD announced on 6 May that it was extending its offer for four weeks. The offer is now due to close at 7pm (Sydney time) on Friday 11 June 2004 unless withdrawn or extended in accordance with the Corporations Act.

In addition, I am declaring that one of the conditions to DRD's offer has been satisfied. DRD has received all necessary regulatory approvals, satisfying the condition contained in section 9.8(b) of DRD's Bidder's Statement dated 26 March 2004.

I urge you to accept DRD's offer for your Emperor shares, and look forward to welcoming you as a DRD shareholder.

Yours faithfully,

Ian Murray
Chief Executive Officer

Emperor Shareholder Infoline:
From within Australia is 1800 118 938 (toll free)
From outside Australia is +61 8 9386 2651
As required by the Corporations Act, calls to these numbers will be recorded.

U.S. Disclosures
DRD's shares have not been registered under the U.S. Securities Act and may not be offered or sold within the United States or to U.S. persons unless they are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available.

The offer described in DRD's Bidder's Statement dispatched on 13 April 2004 is made for the securities of an Australian company. The offer is subject to disclosure requirements in Australia that are different from those of the United States. Certain financial statements included in the Bidder's Statement have been prepared in accordance with South African, Australian and/or International Accounting Standards that may not be comparable to the financial statements of United States companies. It may be difficult for Emperor's shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since DRD is located in South Africa, and all of its officers and directors are residents of countries other than the United States. Emperor's shareholders may not be able to sue DRD or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel DRD and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that DRD may purchase securities otherwise than under the offer in DRD's Bidder's Statement, such as in the open market or privately negotiated transactions to the extent permitted under Australian law.

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  Exhibit 1